UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

June 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Advent Private Equity Fund III “A” Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
925,537 (includes both 468,355 shares of common stock owned individually by Advent Private Equity Fund III “A” Limited Partnership and 457,182 shares of common stock issued to other investment funds affiliated with Advent Venture Partners LLP)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 468,355

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
3.3% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Advent Private Equity Fund III “B” Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
925,537 (includes both 229,497 shares of common stock owned individually by Advent Private Equity Fund III “B” Limited Partnership and 696,040 shares of common stock issued to other investment funds affiliated with Advent Venture Partners LLP)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 229,497

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
3.3% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Advent Private Equity Fund III “C” Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
925,537 (includes both 64,018 shares of common stock owned individually by Advent Private Equity Fund III “C” Limited Partnership and 861,519 shares of common stock issued to other investment funds affiliated with Advent Venture Partners LLP)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 64,018

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
3.3% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Advent Private Equity Fund III “D” Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
925,537 (includes both 125,921 shares of common stock owned individually by Advent Private Equity Fund III “D” Limited Partnership and 799,616 shares of common stock issued to other investment funds affiliated with Advent Venture Partners LLP)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 125,921

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
3.3% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Advent Private Equity Fund III GmbH & CO KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
925,537 (includes both 18,118 shares of common stock owned individually by Advent Private Equity Fund III GmbH & CO KG and 907,419 shares of common stock issued to other investment funds affiliated with Advent Venture Partners LLP)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 18,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
3.3% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Advent Private Equity Fund III Affiliates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
925,537 (includes both 15,098 shares of common stock owned individually by Advent Private Equity Fund III Affiliates and 910,439 shares of common stock issued to other investment funds affiliated with Advent Venture Partners LLP)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 15,098

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
3.3% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Advent Management III Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
925,537 (includes both 4,530 shares of common stock owned individually by Advent Management III Limited Partnership and 921,007 shares of common stock issued to other investment funds affiliated with Advent Venture Partners LLP)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 4,530

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
3.3% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Merlin Biosciences Fund Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
528,694 (includes both 498,722 shares of common stock owned individually by Merlin Biosciences Fund Limited Partnership and 29,972 shares of common stock owned by Merlin Biosciences Fund GbR, both of which are effectively by controlled Merlin General Partner II Limited)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 498,722

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,694

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
1.88% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Merlin Biosciences Fund GbR

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
528,694 (includes both 29,972 shares of common stock owned individually by Merlin Biosciences Fund GbR and 498,722 shares of common stock owned by Merlin Biosciences Fund Limited Partnership, both of which are effectively controlled by Merlin General Partner II Limited)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 29,972

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,694

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
1.88% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners (BHCA), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
727,209 (includes both 415,381 shares of common stock owned individually by J.P. Morgan Partners (BHCA), L.P. and 311,828 shares of common stock issued to other investment funds affiliated with J.P. Morgan Partners, LLC)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 415,381

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
2.58% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
727,209 (includes both 94,399 shares of common stock owned individually by J.P. Morgan Partners Global Investors, L.P. and 632,810 shares of common stock issued to other investment funds affiliated with J.P. Morgan Partners, LLC)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 94,399

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
2.58% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
727,209 (includes both 47,652 shares of common stock owned individually by J.P. Morgan Partners Global Investors (Cayman), L.P. and 679,557 shares of common stock issued to other investment funds affiliated with J.P. Morgan Partners, LLC)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 47,652

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
2.58% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
727,209 (includes both 13,689 shares of common stock owned individually by J.P. Morgan Partners Global Investors A, L.P. and 713,520 shares of common stock issued to other investment funds affiliated with J.P. Morgan Partners, LLC)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 13,689

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
2.58% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Cayman) II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
727,209 (includes both 5,320 shares of common stock owned individually by J.P. Morgan Partners Global Investors (Cayman) II, L.P. and 721,889 shares of common stock issued to other investment funds affiliated with J.P. Morgan Partners, LLC)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 5,320

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
2.58% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Selldown), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
727,209 (includes both 33,714 shares of common stock owned individually by J.P. Morgan Partners Global Investors (Selldown), L.P. and 693,495 shares of common stock issued to other investment funds affiliated with J.P. Morgan Partners, LLC)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 33,714

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
2.58% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Selldown II), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
727,209 (includes both 117,054 shares of common stock owned individually by J.P. Morgan Partners Global Investors (Selldown), L.P. and 610,155 shares of common stock issued to other investment funds affiliated with J.P. Morgan Partners, LLC)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 117,054

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 727,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
2.58% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Emergent BioSolutions Inc.
(b)	Address of Issuer’s Principal Executive Offices 300 Professional Drive Suite 250 Gaithersburg, Maryland 20879

Item 2.
(a)

Name of Person Filing
Advent Private Equity Fund III “A” Limited Partnership;

Advent Private Equity Fund III “B” Limited Partnership;

Advent Private Equity Fund III “C” Limited Partnership;

Advent Private Equity Fund III “D” Limited Partnership;

Advent Private Equity Fund III GMBH & CO KG;

Advent Private Equity Fund III Affiliates;

Advent Management III Limited Partnership;

Merlin Biosciences Fund Limited Partnership;

Merlin Biosciences Fund GbR;

J.P. Morgan Partners (BHCA), L.P.*;

J.P. Morgan Partners Global Investors, L.P.*;

J.P. Morgan Partners Global Investors (Cayman), L.P.*;

J.P. Morgan Partners Global Investors A, L.P.*;

J.P. Morgan Partners Global Investors (Cayman) II, L.P.*;

J.P. Morgan Partners Global Investors (Selldown), L.P.*; and

J.P. Morgan Partners Global Investors (Selldown II), L.P.

(b)

Address of Principal Business Office or, if none, Residence
Advent Private Equity Fund III “A” Limited Partnership

25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Private Equity Fund III “B” Limited Partnership

25 Buckingham Gate

London SW1E 6LD

United Kingdom

* Supplemental information relating to the ownership and control of the J.P. Morgan Funds filing this statement is included in Exhibit 1 attached hereto.

Advent Private Equity Fund III “C” Limited Partnership

25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Private Equity Fund III “D” Limited Partnership

25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Private Equity Fund III GMBH & CO KG

Theresienstrasse 6

Munich 80333

Germany

Advent Private Equity Fund III Affiliates

25 Buckingham Gate

London SW1E 6LD

United Kingdom

Advent Management III Limited Partnership

50 Lothian Road, Festival Square

Edinburgh EH3 9WJ

United Kingdom

Merlin Biosciences Fund Limited Partnership

La Motte Chambers

La Motte Street

St. Helier

Jersey JE1 1BJ

Channel Islands

Merlin Biosciences Fund GbR

La Motte Chambers

La Motte Street

St. Helier

Jersey JE1 1BJ

Channel Islands

J.P. Morgan Partners (BHCA), L.P.**

c/o J.P. Morgan Partners, L.L.C.

270 Park Avenue

New York, New York 10017

United States

** See also supplemental information relating to the principal business office included in Exhibit 1 attached hereto.

J.P. Morgan Partners Global Investors, L.P.**

c/o J.P. Morgan Partners, L.L.C.

270 Park Avenue

New York, New York 10017

United States

J.P. Morgan Partners Global Investors (Cayman), L.P.**

c/o J.P. Morgan Partners, L.L.C.

270 Park Avenue

New York, New York 10017

United States

J.P. Morgan Partners Global Investors A, L.P.**

c/o J.P. Morgan Partners, L.L.C.

270 Park Avenue

New York, New York 10017

United States

J.P. Morgan Partners Global Investors (Cayman) II, L.P.**

c/o J.P. Morgan Partners, L.L.C.

270 Park Avenue

New York, New York 10017

United States

J.P. Morgan Partners Global Investors (Selldown), L.P.**

c/o J.P. Morgan Partners, L.L.C.

270 Park Avenue

New York, New York 10017

United States

J.P. Morgan Partners Global Investors (Selldown II), L.P.**

c/o J.P. Morgan Partners, L.L.C.

270 Park Avenue

New York, New York 10017

United States

(c)

Citizenship/Place of Organization:
The citizenship of each of the funds is as follows:

Advent Private Equity Fund III “A” Limited Partnership (England);

Advent Private Equity Fund III “B” Limited Partnership (England);

Advent Private Equity Fund III “C” Limited Partnership (England);

Advent Private Equity Fund III “D” Limited Partnership (England);

Advent Private Equity Fund III GMBH & CO KG (Germany);

Advent Private Equity Fund III Affiliates (England);

Advent Management III Limited Partnership (Scotland);

Merlin Biosciences Fund Limited Partnership (Jersey);

Merlin Biosciences Fund GbR (Germany);

J.P. Morgan Partners (BHCA), L.P. (Delaware);

J.P. Morgan Partners Global Investors, L.P. (Delaware);

J.P. Morgan Partners Global Investors (Cayman), L.P. (Cayman Islands);

J.P. Morgan Partners Global Investors A, L.P. (Delaware);

J.P. Morgan Partners Global Investors (Cayman) II, L.P. (Cayman Islands);

J.P. Morgan Partners Global Investors (Selldown), L.P. (Delaware); and

J.P. Morgan Partners Global Investors (Selldown II), L.P. (Delaware);

	(d)	Title of Class of Securities Common Stock, $0.001 par value (“Common Stock”)
	(e)	CUSIP Number 29089Q 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Due to the relationship between Advent Private Equity Fund III “A” Limited Partnership, Advent Private Equity Fund III “B” Limited Partnership, Advent Private Equity Fund III “C” Limited Partnership, Advent Private Equity Fund III “D” Limited Partnership, Advent Private Equity Fund III GMBH & CO KG., Advent Private Equity Fund III Affiliates, and Advent Management III Limited Partnership (collectively, the “Advent Funds”), the Advent Funds may be deemed to have beneficial ownership of 925,537 shares of Common Stock.(1)

(1) Advent Venture Partners LLP owns 100% of Advent Management III Limited, which is General Partner of Advent Management III Limited Partnership, which is General Partner of each of Advent Private Equity Fund III “A”, Advent Private Equity Fund III “B”, Advent Private Equity Fund III “C”, Advent Private Equity Fund III “D” and Advent Private Equity Fund III Affiliates.  Advent Venture Partners LLP also owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is General Partner of Advent Private Equity Fund III GmbH & Co. KG.  Voting and investment power over the shares held by each of the partnerships constituting Advent Private Equity Fund III is exercised by Advent Venture Partners LLP in its role as manager.

Due to the relationship between Merlin Biosciences Fund Limited Partnership and Merlin Biosciences Fund GbR (collectively, the “Merlin Biosciences Fund”), both of which are effectively controlled by Merlin General Partner II Limited, the Merlin Biosciences Fund may be deemed to have beneficial ownership of 528,694 shares of Common Stock.

Due to the relationship between J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., and J.P. Morgan Partners Global Investors (Selldown II), L.P. (collectively, the “J.P. Morgan Funds”), the J.P. Morgan Funds may be deemed to have beneficial ownership of 727,209 shares of Common Stock.

(b)	Percent of class: The Advent Funds beneficially own 3.3%. The Merlin Biosciences Fund beneficially owns 1.88%. The J.P. Morgan Funds beneficially own 2.58%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Not applicable.
(ii)

Shared power to vote or to direct the vote

The Advent Funds may be deemed to share voting power over 925,537 shares of Common Stock.

The Merlin Biosciences Fund may be deemed to share voting power over 528,694 shares of Common Stock.

The J.P. Morgan Funds may be to share voting power over 727,209 shares of Common Stock.

	(iii)	Sole power to dispose or to direct the disposition of Not applicable.
	(iv)	Shared power to dispose or to direct the disposition of The Advent Funds may be deemed to have shared dispositive power over 925,537 shares of Common Stock.

The Merlin Biosciences Fund may be deemed to share dispositive power over 528,694 shares of Common Stock. The J.P. Morgan Funds may be to share dispositive power over 727,209 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

The Reporting Persons have ceased to be reporting persons as a result of the termination of the “group” described in item 9.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group

All of the Reporting Persons and APAX WW Nominees LTD, as managed by Apax Europe IV GP Co. Limited, were members of a voting agreement (the “Voting Agreement”), whereby the parties had agreed to vote all shares of Emergent BioSolutions Inc.’s Common Stock owned by the parties in the same manner and to the same extent as BioPharm, L.L.C.

On June 14, 2007, Emergent BioSolutions Inc. held its first annual meeting of stockholders.  Under the terms of the Voting Agreement, the Voting Agreement automatically terminated upon the conclusion of the first annual meeting of stockholders.  Due to the termination of the Voting Agreement on June 14, 2007, the Reporting Persons are no longer deemed a group in respect of holdings of the Common Stock for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Because no Reporting Persons beneficially own more than five percent of the Common Stock, none of the Reporting Persons will make further reports or amendments to this Statement.

All further transactions with respect to such shares of Common Stock will be filed, if required, by the former members of the group in their individual capacities.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 29, 2007

ADVENT PRIVATE EQUITY FUND III “A” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

ADVENT PRIVATE EQUITY FUND III “B” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

ADVENT PRIVATE EQUITY FUND III “C” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

ADVENT PRIVATE EQUITY FUND III “D” LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

ADVENT PRIVATE EQUITY FUND III GMBH & CO. KG

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

ADVENT PRIVATE EQUITY FUND III AFFILIATES

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

ADVENT MANAGEMENT III LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

MERLIN BIOSCIENCES FUND LIMITED PARTNERSHIP

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

MERLIN BIOSCIENCES FUND GBR

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN II), L.P.

By:	/s/ Shahzad Malik
	Name:	Shahzad Malik
	Title:	Attorney-In-Fact